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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

SECOND QUARTER NEWS RELEASE

REPRESENTED BY PAN PACIFIC I. R. LTD.	CONTACT: Lorne Waldman
1790 - 999 WEST HASTINGS STREET	President
VANCOUVER, BC, CANADA V6C 2W2	E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816	WEB: www.namtai.com
TOLL FREE TEL/FAX: 1 - 800 - 661 - 8831
NAM TAI ELECTRONICS, INC.
Q2 Sales Up 15%, Operating Income Up 39%, EPS Up 200%
VANCOUVER, CANADA — July 31, 2006 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the second quarter ended June 30, 2006.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half-Year Results
	2Q2006	2Q2005	YoY(%)	1H2006	1H2005	YoY(%)

Net sales	$213,653	$185,277	15.3	$422,011	$342,200	23.3
Gross profit	$20,774	$23,835	(12.8)	$41,888	$42,252	(0.9)
% of sales	9.7%	12.9%	—	9.9%	12.3%	—
Operating income (a)	$20,044	$14,377	39.4	$32,648	$24,056	35.7
% of sales	9.4%	7.8%	—	7.7%	7.0%	—
per share (diluted)	$0.46	$0.33	39.4	$0.75	$0.56	33.9
Net income (a)	$18,522	$5,997	208.9	$30,987	$19,803	56.5
% of sales	8.7%	3.2%	—	7.3%	5.8%	—
Basic earnings per share	$0.42	$0.14	200.0	$0.71	$0.46	54.3
Diluted earnings per share	$0.42	$0.14	200.0	$0.71	$0.46	54.3
Weighted average number of shares (‘000’)
Basic	43,693	42,736	—	43,616	42,706	—
Diluted	43,749	42,988	—	43,695	42,943	—

Note:

(a)	Included in operating income and net income in the second quarter of 2006 are the following other income/expenses items:
–	$9.3 million gain on disposal of asset held for sale. Such one time gain was recognized in operating income in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment and Disposal of Long Lived Asset”.

–	$0.6 million of share-based compensation expenses in respect of 90,000 share options granted to independent and non-executive directors, and the vesting of pre-IPO share options granted by the Company’s Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), to NTEEP’s employee upon NTEEP’s listing in April 2004.

–	$1.3 million ($1.9 million before sharing with minority interests) loss on marketable securities arising from split share structure reform.
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as above, management utilizes a measure of net income and earnings per share on a non-GAAP basis that excludes certain income/expenses as above to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses, restructuring costs, realized gain or loss on the disposal of marketable securities, investments or interests in subsidiaries, impairment loss on marketable securities or goodwill, or other infrequent or unusual items. Please see the below reconciliation of GAAP operating to non-GAAP operating income and GAAP net income and earnings per share to non-GAAP net income and earnings per share, and page 9 for a detailed discussion of management’s use of non-GAAP financial information.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Six months ended
	June 30,				June 30,
	2006		2005		2006		2005
	million	per share	million	per share	million	per share	million	per share
		(diluted)		(diluted)		(diluted)		(diluted)

GAAP Operating Income	20.0	0.46	14.4	0.33	32.7	0.75	24.1	0.56
Add back/(Less):
- gain on disposal of asset held for sale	(9.3)	(0.21)	—	—	(9.3)	(0.21)	—	—
- share-based compensation expenses	0.6	0.01	—	—	0.7	0.02	—	—
Non-GAAP Operating Income (a)	11.3	0.26	14.4	0.33	24.1	0.56	24.1	0.56

GAAP Net Income	18.5	0.42	6.0	0.14	31.0	0.71	19.8	0.46
Add back/(Less):
- gain on disposal of asset held for sale	(9.3)	(0.21)	—	—	(9.3)	(0.21)	—	—
- share- based compensation expenses	0.6	0.01	—	—	0.7	0.02	—	—
- loss on marketable securities arising from split share structure reform	1.3	0.03	—	—	1.3	0.03	—	—
- impairment loss on marketable securities	—	—	6.5	0.15	—	—	6.5	0.15
- expenses in relation to the termination of a potential listing of one of the Company’s subsidiaries in Hong Kong	—	—	1.3	0.03	—	—	1.3	0.03
- gain on sales of subsidiaries’ shares	—	—	(1.9)	(0.04)	—	—	(7.8)	(0.18)
Non-GAAP Net Income (a)	11.1	0.25	11.9	0.28	23.7	0.55	19.8	0.46

Weighted average number of shares — diluted (‘000)	43,749		42,988		43,695		42,943

Note:

(a)	Please see page 9 for a detailed discussion of management’s use of non-GAAP financial information.
SECOND QUARTER REVIEW
Nam Tai is pleased to announce that its net sales increased by 15.3% from $185 million in the second quarter of 2005 to $214 million in the second quarter of 2006, which was in line with Nam Tai’s second quarter guidance for 2006. The sales growth was still mainly driven by the Company’s fast growing and technologically advanced key component subassemblies of telecommunication products.
Operating income for the second quarter of 2006 was $20.0 million or $0.46 per share (diluted), increased 39.4% as compared to operating income of $14.4 million or $0.33 per share (diluted) for the same period last year. Net income for the second quarter of 2006 was $18.5 million or $0.42 per share, an increase of 200% as compared to net income of $6.0 million or $0.14 per share, which we reported for the same quarter last year.

Despite the operating result for the second quarter of 2006 was affected by an unexpected change in product mix with lower margins plus external market factors such as rising oil prices, cost of raw materials and labor and also appreciation of the RMB, Nam Tai was still able to achieve gross profit margins and operating margins which are higher than most of its industry peers. The Company continued to be successful in controlling its selling, general and administrative (“SG&A”) expenses as well as research and development (“R&D”) expenses. Even including the $0.6 million share-based compensation expenses, the total SG&A and R&D expenses as a percentage of sales was reduced to 4.7% in the second quarter of 2006 as compared to 5.1% in the same period last year.
With $17.0 million of net cash provided by operating activities in the second quarter of 2006, the Company continues to maintain a strong financial position even after capital expenditures of $3.4 million made during the second quarter of 2006 and payment of $18.3 million in dividends for the first quarter of 2006 during the second quarter of 2006. The Company’s other financial ratios also remain healthy.
COMPANY OUTLOOK
The fast growing and technologically advanced key component subassemblies of telecommunication products business has established a solid foundation to support Nam Tai’s sustainable growth rate in sales. With its proven business strategies and various expansion projects in place, the Company is still confident with the target of 25% sales growth on a long term basis.
In an effort to achieve a long-term sustainable growth rate in sales and to increase profit margins in its key component subassemblies business, Nam Tai is investing in the vertical integration of its flexible printed circuit (“FPC”) business by moving upstream to commence FPC unit manufacturing. The project is progressing smoothly and Nam Tai expects to begin trial production of FPC units by the end of the third quarter of 2006. In view of its strong demand of internal consumption for FPC subassemblies, the Company also expects its production capacity of FPC units will not be sufficient until completion of its new factory.
Apart from expanding its FPC business, Nam Tai is advised by its customers and is also looking to explore other opportunities to support the growth of its key component subassemblies business. In addition to the new factory expansion planned for Shenzhen, PRC, Nam Tai believes that there is a huge potential opportunity in the eastern coastal region of China and plans to construct a new factory complex in Wuxi, Jiangsu Province, PRC, in an effort to capture burgeoning business opportunities afforded there. This expansion plan is pending local government’s final approval of environmental license.
Looking forward, with the persistently high raw material prices and oil prices, increasing labor costs, and appreciation of the RMB to the US Dollar, the Company anticipates global market conditions to remain highly competitive and challenging. However, the Company is optimistic about its future prospects. With its aggressive and consistent investments for the future expansion, the Company is confident with its continuous business and profitability growth and is looking forward to seeing the fruits of its investment of expansion projects in 2008.
Looking into the second half of 2006, supported by new customers, new products and ongoing expansion projects carrying on to the second half of 2006, the Company believes the growth momentum will be sustained in the third quarter of 2006 and will further accelerate in the fourth quarter of 2006. Hence, the Company is confident of its performance for the full year of 2006.

Based on current market conditions and its current order situation, the Company is pleased to provide guidance for the third quarter of 2006 as follows:
(In millions of US Dollars, except for per share data)

	3Q 2006	3Q 2005	2Q 2006
	(Estimated)	(Actual)	(Actual)
Sales	$230-$240	$207.9	$213.7
Non-GAAP Operating Income per Share (diluted) (a)(b)	$0.30-$0.32	$0.35	$0.26
Non-GAAP Earnings per Share (diluted) (a)(b)(c)	$0.28-$0.30	$0.35	$0.25

Notes:

(a)	The non-GAAP operating income per share and non-GAAP earnings per share estimate and comparative figures for prior periods may exclude certain income and expense items, not now presently available, for management to better assess operating performance (see page 9 for non-GAAP information).

(b)	The non-GAAP diluted operating income per share and non-GAAP diluted earnings per share will be affected by any future changes in total number of outstanding shares and stock options.

(c)	The non-GAAP diluted earnings per share estimate is calculated based on a current minority interest of approximately 30.5% in NTEEP and approximately 25.1% in J.I.C. Technology Company Limited. Minority interest may fluctuate within and between quarters.
Nam Tai has been following the growing debate among company executives, regulators, academics and investors over whether companies should end the practice of providing short-term quarterly guidance in order to avoid pressure on management to concentrate on short-term targets rather than on long-term value creation. While the company remains committed to providing the investment community thorough information regarding forward-looking corporate strategy and key drivers of longer-term financial performance, it is considering reducing focus on short-term forecasts and may therefore alter its practice in providing quarterly guidance.
SARBANES-OXLEY ACT
The Company is working towards full compliance with the relevant sections of the Sarbanes-Oxley Act in accordance with the timetable set out by the relevant regulations.
SUPPLEMENTARY INFORMATION (UNAUDITED) FOR THE SECOND QUARTER OF 2006
1.	Quarterly Sales Breakdown

(In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2006	2005	(Quarterly)	accumulated)
1st Quarter	208,358	156,923	32.8	32.8
2nd Quarter	213,653	185,277	15.3	23.3
3rd Quarter		207,859
4th Quarter		247,178
Total	422,011	797,237

2.	Breakdown of Net Sales Breakdown by Product Segment as a Percentage of Total Net Sales)

	2006		2005
	2Q	YTD	2Q	YTD
Segment	(%)	(%)	(%)	(%)

Consumer Electronics and Communication Products:
- Consumer Electronics and Communication Products	20%	18%	21%	24%
- Software Development Services	0%	1%	0%	1%

Telecom. Components Assembly	72%	74%	70%	67%

Parts & Components:
- LCD Panels	8%	7%	9%	8%

	100%	100%	100%	100%

3.	Key Highlights of Financial Position

	As at June 30		As at December 31
	2006	2005	2005

Cash on hand (a)	$228.7 million	$155.0 million	$213.8 million
Marketable securities	$24.8 million	$26.4 million	$13.3 million
Ratio of cash (a) to current liabilities	1.50	1.39	1.30
Current ratio	2.64	2.78	2.42
Ratio of total assets to total liabilities	3.40	3.81	3.10
Return on equity	19.6%	13.3%	16.7%
Ratio of total liabilities to equity	0.48	0.40	0.54
Debtors turnover	49 days	50 days	58 days
Inventory turnover	14 days	16 days	16 days
Average payable period	52 days	44 days	63 days

(a)	Includes cash equivalents.
SECOND QUARTER RESULTS ANALYST CONFERENCE CALL
The Company will hold a conference call on Monday, July 31, 2006 at 10:00 a.m. Eastern Time for analysts to discuss the second quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (612) 288-0318 just prior to its start time.

DIVIDENDS
The second quarter dividend of $0.38 per share was paid in July 2006 on schedule. The record date for the third quarter dividend of $0.38 per share is September 30, 2006 and the payment date is October 21, 2006. Under its new dividend policy with effective from year 2007, the Company will pay the first new quarter dividend of $0.21 in April 2007. Information of quarterly dividends scheduled for payment is as follows:

Quarterly Payment	Scheduled Payment Date	Dividend to be paid (per share)
Q2/06	July 2006 (Paid)	$0.38
Q3/06	Oct. 2006	$0.38
Q4/06	Jan. 2007	$0.38
Q1/07	April 2007	$0.21
Q2/07	July 2007	$0.21
Q3/07	Oct. 2007	$0.21
Q4/07	Jan. 2008	$0.21
Regarding its planned capital expenditures, the Company is pleased to provide further information including the previously announced over $260 million for new expansion projects and improvement to its existing facilities as follows:

	(Estimated amounts in millions of US dollars)
						Total
Investment in new expansion projects and	2006				2010	estimated
Improvement of existing facilities	Q3-Q4	2007	2008	2009	Q1-Q2	CapEx

A. Existing facilities in Shenzhen ( Southern Part of China)	22	33	20	10	10	95

B. New Expansion Projects:
1. New facilities in Shenzhen (Southern Part of China)	6	20	56	30	8	120
2. New Plant in Wuxi (Eastern Part of China)	—	25	54	21	10	110
3. New Operation in Eastern Europe	—	—	30	—	—	30
Sub-Total estimated CapEx	6	45	140	51	18	260

Total estimated CapEx per year	28	78	160	61	28	355

Accumulated total estimated CapEx	28	106	266	327	355	355

With savings achieved from its new dividend policy, as well as with cash and cash equivalents on hand and expected cash provided from operations, Nam Tai believes it will have sufficient liquidity and working capital to finance internally its planned capital expenditures budgeted in the upcoming years and to fund its operations during those periods.
INVESTMENT IN TCL CORPORATION
Pursuant to the Split Share Structure Reform (“SSR”) of TCL Corporation (“TCL Corp.”), the Company’s interest in TCL Corp. has been changed from 95,516,112 promoter shares to 80,600,173 A-shares. As a result of the reduction in the numbers of shares in TCL Corp., the Company recorded a loss of $1.3 million ($1.9 million before sharing with minority interests). The A-shares will be tradable on the Shenzhen Stock Exchange after the expiration of 12 months from April 20, 2006, which was the first trading day after the SSR was formally implemented. In addition to the impact of the SSR on TCL Corp.’s A-share price which is unforeseeable at the moment, TCL Corp.’s two Hong Kong listed subsidiaries previously announced that they recorded substantial losses for the year ended December 31, 2005 due to tough operating environment. Furthermore, a subsidiary of TCL Corp. recently announced a warning that its financial results for the six months ended June 30, 2006 would be much worse than expected and might record substantial losses. In this regard, based on available information, Nam Tai’s management believes that there is a risk that the Company may suffer losses at the time of disposal of its interest in TCL Corp. The Company therefore believes it would be prudent to make an impairment on this investment. However, according to the applicable accounting standards, the investment is to be recorded at fair value. As the fair value of the Company’s investment in TCL Corp. exceeded its original investment cost at June 30, 2006, no impairment loss is required. The Company will however continue to monitor the situation and may consider making an impairment should it become appropriate under applicable accounting principles.
FORWARD-LOOKING STATEMENTS
Statements concerning the Company’s outlook and targeted growth rates, expected performance during the third and fourth quarters of 2006 and for 2006 as a whole, including estimated sales, estimated gross profit margins, estimated non-GAAP operating income per share (diluted) and non-GAAP earnings per share (diluted) for the third quarter of 2006, estimates of planned capital expenditures, the amount of funds to be expended therefor, the sufficiency of funds available for such expansion from internally generated funds, cash and cash equivalents on hand and expected in the future, the financing and sources of financing for the contemplated capital expenditures, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect our views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of our future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Whether the Company’s outlook and targeted growth rates, whether the financial performance it expects during the third and fourth quarters of 2006 and for 2006 as a whole; whether the amounts budgeted for capital expenditures for any or all of the expansion projects will be sufficient to fund the planned expansion projects during each of the periods indicated, whether the Company will be able to finance them and fund operations as currently contemplated, whether expected savings from the revision of its dividend policy and the anticipated savings from the contemplated adjustments in the amount of Nam Tai’s dividends, whether the Company can or will able to stage its planned expansion in the periods of time contemplated, whether Nam Tai will need to seek alternative sources of capital or limit or abandon the planned expansion, whether additional adjustments to Nam Tai’s dividend policy may be required or whether future dividends will actually be declared, or even if declared, continued, will depend upon the Company’s operating income, available and estimated future cash and cash equivalents and anticipated cash flows during each of the periods contemplated and the actual level of capital expenditures required for each of the planned expansion projects. Nam Tai’s growth, operating income, available cash, cash flows and levels of capital expenditures, and Nam Tai’s declaration or payment of dividends, may be adversely affected by numerous factors including Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates; Nam Tai being subject to continuing pressure on its margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in China such as arising from changes in governmental policies, taxation, trade regulation, and currency exchange rates; the timing and amount of significant orders from customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue growth, if any; the financial condition of Nam Tai’s customers and vendors and those companies in which Nam Tai holds marketable securities or other investments; the availability and increasing costs of materials and other components needed to manufacture its products; adverse results in litigation, including its on-going securities class action litigation; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities, other unexpected project delays or unanticipated costs increases; risks of expanding into new areas such as in Eastern Europe with different languages and culture, political, monetary, economic, financial or monetary systems different from those of Hong Kong or China, where Nam Tai currently has offices or significant operations or the existence of accounting principles or controls substantially different from US GAAP under which Nam Tai reports its financial statements; diversion of management’s attention to expansion and its management to new locations and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between China and the United States or Taiwan; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions that affect demand for Nam Tai’s products and by one or more the factors discussed in Item 3. Key Information — Risk Factors in its Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual report on Form 20-F, copies of which may be obtained by contacting Pan Pacific I. R. Limited, Nam Tai’s investor relations firm, or from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of July 31, 2006. Nam Tai undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC sub-assemblies, image sensors modules and PCBA for BluetoothTM headsets. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, electronic toys, handheld video game devices, entertainment devices and microwave ovens. We also manufacture finished products, including cellular phones in semi-knocked down (“SKD”), form, mobile phone accessories and educational products.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC on The Stock Exchange of Hong Kong Limited are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.
NON-GAAP INFORMATION
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”), management utilizes a measure of net income and earnings per share on a non-GAAP basis that excludes certain income/expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses, restructuring costs, realized gain or loss on the disposal of marketable securities, investments or interests in subsidiaries, impairment loss on marketable securities or goodwill, or other infrequent or unusual items. By disclosing this non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table in the press release on pages 1 and 2 for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2006 AND 2005
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005

Net sales — related parties	$—	$1,038	$—	$6,143
Net sales — third parties	213,653	184,239	422,011	336,057

Total net sales	213,653	185,277	422,011	342,200
Cost of sales	192,879	161,442	380,123	299,948

Gross profit	20,774	23,835	41,888	42,252

Gain on disposal of asset held for sale	9,258	—	9,258	—

Costs and expenses
Selling, general and administrative expenses	8,018	7,783	14,592	15,040
Research and development expenses	1,970	1,675	3,906	3,156

	9,988	9,458	18,498	18,196

Operating Income	20,044	14,377	32,648	24,056

Other expenses, net	(401)	(1,852)	(608)	(2,294)
Gain on sales of subsidiaries’ shares	—	1,930	—	7,800
Impairment loss on marketable securities	—	(6,525)	—	(6,525)
Loss on marketable securities arising from split share structure reform	(1,869)	—	(1,869)	—
Interest income	2,062	787	3,818	1,460
Interest expense	(155)	(102)	(312)	(184)

Income before income taxes and minority interests	19,681	8,615	33,677	24,313
Income taxes	(184)	(196)	(263)	(337)

Income before minority interests and equity in loss of an affiliated company	19,497	8,419	33,414	23,976
Minority interests	(975)	(2,280)	(2,427)	(4,031)

Income after minority interests	18,522	6,139	30,987	19,945
Equity in loss of an affiliated company	—	(142)	—	(142)

Net income	$18,522	$5,997	$30,987	$19,803

Earnings per share
Basic	$0.42	$0.14	$0.71	$0.46

Diluted	$0.42	$0.14	$0.71	$0.46

Weighted average number of shares (‘000’)
Basic	43,693	42,736	43,616	42,706
Diluted	43,749	42,988	43,695	42,943

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2006 AND DECEMBER 31, 2005
(In Thousands of US Dollars)

	Unaudited	Audited
	June 30	December 31
	2006	2005

		(note)
ASSETS
Current assets:
Cash and cash equivalents	$228,738	$213,843
Marketable securities	24,798	13,330
Accounts receivable, net	113,019	125,662
Inventories	28,883	31,744
Prepaid expenses and other receivables	1,734	1,490
Income taxes recoverable	3,983	2,671
Assets held for sale	—	10,912

Total current assets	401,155	399,652

Property, plant and equipment, net	94,875	97,997
Land use right	2,708	2,744
Deposits for property, plant and equipment	5,325	1,250
Goodwill	18,476	17,068
Other assets	1,134	1,300

Total assets	$523,673	$520,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$4,532	$4,813
Short-term bank loans	3,226	2,275
Long-term bank loans — current portion	1,750	2,312
Accounts payable	108,615	121,608
Accrued expenses and other payables	17,278	19,447
Dividend payable	16,639	14,357
Income taxes payable	166	166

Total current liabilities	152,206	164,978

Long-term bank loans — non-current portion	1,975	2,850

Total liabilities	154,181	167,828

Minority interests	45,893	41,792

Shareholders’ equity:
Common shares	438	435
Additional paid-in capital	264,262	258,167
Retained earnings	48,539	50,771
Accumulated other comprehensive income (Note 1)	10,360	1,018

Total shareholders’ equity	323,599	310,391

Total liabilities and shareholders’ equity	$523,673	$520,011

Note:	Information extracted from the audited financial statements included in the 2005 Form 20-F of the Company filed on March 15, 2006.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2006 AND 2005
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$18,522	$5,997	$30,987	$19,803
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	4,869	4,248	9,598	8,092
Amortization of intangible assets	—	23	—	46
Net gain (loss) on disposal of property, plant and equipment	3	59	(140)	30
Share-based compensation expenses	607	—	686	—
Gain on disposal of asset held for sale	(9,258)	—	(9,258)	—
Gain on sales of subsidiaries’ shares	—	(1,930)	—	(7,800)
Impairment loss on marketable securities	—	6,525	—	6,525
Loss on marketable securities arising from split share structure reform	1,869	—	1,869	—
Equity in loss of an affiliated company	—	142	—	142
Minority interests	975	2,280	2,427	4,031
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	2,537	(290)	12,643	(3,628)
Decrease in amount due from a related party	—	—	—	66
(Increase) decrease in inventories	(1,870)	(4,132)	2,861	(2,580)
Decrease (increase) in prepaid expenses and other receivables	1,618	383	(244)	(608)
Increase in income taxes recoverable	(629)	(813)	(1,312)	(1,371)
Increase (decrease) in notes payable	247	781	(281)	1,859
Decrease in accounts payable	(1,495)	(2,547)	(12,993)	(16,815)
(Decrease) increase in accrued expenses and other payables	(891)	2,593	(2,169)	605
(Decrease) increase in amount due to a related party	—	(957)	—	159
Decrease in income taxes payable	—	(6)	—	(18)
Others	(83)	—	(376)	—

Total adjustments	(1,501)	6,359	3,311	(11,265)

Net cash provided by operating activities	$17,021	$12,356	$34,298	$8,538

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,443)	(7,542)	(6,412)	(18,870)
Decrease (increase) in deposits for purchase of property, plant and equipment	44	2,788	(4,075)	5,832
Decrease in other assets	—	—	166	—
Acquisition of additional shares in a subsidiary	—	—	(2,120)	—
Proceeds from disposal of asset held for sale	20,170	—	20,170	—
Proceeds from disposal of property, plant and equipment	37	10	185	48
Proceeds from sales of subsidiaries’ shares	—	—	—	20,055

Net cash provided by (used in) investing activities	$16,808	$(4,744)	$7,914	$7,065

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(18,289)	$(16,401)	$(32,646)	$(21,521)
Repayment of bank loans	(2,961)	(769)	(3,966)	(1,488)
Proceeds from bank loans	1,828	—	3,480	800
Proceeds from shares issued on exercise of options	2,975	57	5,439	1,002

Net cash used in financing activities	$(16,447)	$(17,113)	$(27,693)	$(21,207)

Net increase (decrease) in cash and cash equivalents	17,382	(9,501)	14,519	(5,604)
Cash and cash equivalents at beginning of period	211,273	164,546	213,843	160,649
Effect of exchange rate changes on cash and cash equivalents	83	—	376	—

Cash and cash equivalents at end of period	$228,738	$155,045	$228,738	$155,045

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2006 AND 2005
(In Thousands of US Dollars)
1.	Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain (loss) on marketable securities. The comprehensive income of the Company was $40,329 and $13,061 for the six months ended June 30, 2006 and June 30, 2005, respectively.

2.	Business segment information – The Company operates primarily in three segments, the Consumer Electronics and Communication Products (“CECP”) segment, Telecom. Components Assembly (“TCA”) segment, and the LCD Panels (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005

NET SALES:
- CECP	$43,521	$40,123	$78,691	$83,413
- TCA	153,816	129,450	314,386	230,810
- LCDP	16,316	15,704	28,934	27,977

Total net sales	$213,653	$185,277	$422,011	$342,200

NET INCOME:
- CECP	$1,544	$4,759	$4,375	$9,115
- TCA	7,264	8,842	16,166	13,407
- LCDP	863	1,111	1,406	1,720
- Corporate	8,851	(8,715)	9,040	(4,439)

Total net income	$18,522	$5,997	$30,987	$19,803

	Unaudited	Audited
	June 30, 2006	Dec. 31, 2005

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$167,478	$148,173
- TCA	149,116	170,624
- LCDP	58,336	57,736
- Corporate	148,743	143,478

Total assets	$523,673	$520,011

3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005

NET SALES FROM OPERATIONS WITHIN:
- Hong Kong and Macao:
Unaffiliated customers	$—	$15,704	$—	$27,977
Intercompany sales	—	240	—	426

- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	213,653	168,535	422,011	308,080
Related party	—	1,038	—	6,143
Intercompany sales	137	—	296	—
- Intercompany eliminations	(137)	(240)	(296)	(426)

Total net sales	$213,653	$185,277	$422,011	$342,200

NET INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$2,054	$9,152	$6,515	$14,175
- Macao	7,920	8,757	17,863	14,271
- Hong Kong	8,548	(11,912)	6,609	(8,643)

Total net income	$18,522	$5,997	$30,987	$19,803

	Unaudited	Audited
	June 30, 2006	Dec. 31, 2005

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$97,228	$100,372
- Macao	64	88
- Hong Kong	291	281

Total long-lived assets	$97,583	$100,741

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date August 3, 2006	By:	/s/ Patinda Lei Name: Patinda Lei
Title: Chief Executive Officer